Pricing Term Sheet

Issuer Free Writing Prospectus

(Supplementing Preliminary Prospectus Supplement

Dated April 18, 2018 and Prospectus Dated September 26, 2016)

Filed Pursuant to Rule 433

Registration Statement No. 333-213782

Pricing Term Sheet

Dated April 19, 2018

Ship Finance International Limited

$150,000,000 Aggregate Principal Amount of
4.875% Convertible Senior Notes due 2023

This term sheet relates only to the notes referenced above (“notes”) and should be read together with the preliminary prospectus supplement dated April 18, 2018 (the “preliminary prospectus supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated September 26, 2016, before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Ship Finance International Limited, a Bermuda exempted company

Ticker/Exchange:	SFL / New York Stock Exchange

Trade Date:	April 19, 2018

Settlement Date:	April 23, 2018

NYSE Last Reported Sale Price on April 18, 2018:	$14.85 per share

Conversion Premium	Approximately 27.5% above the NYSE Last
Reported Sale Price on April 18, 2018

Initial Conversion Price:	Approximately $18.93 per common share

Initial Conversion Rate:	52.8157 common shares per $1,000 aggregate principal amount of notes

Title of Securities:	4.875% Convertible Senior Notes due 2023 (the “notes”)

Aggregate Principal Amount	$150,000,000 aggregate principal amount of notes (or

Offered:	$172,500,000 if the underwriters exercise their option to purchase additional notes in full)

Price to Public:	100%, plus accrued interest, if any, from April 23, 2018

Underwriting Discounts and Commissions:	2.0%

Use of Proceeds:	The Issuer estimates that the proceeds from this offering will be approximately $146.7 million, after deducting the underwriters’ discount and estimated fees and expenses payable by the Issuer.

The Issuer intends to use the net proceeds from this offering for general corporate purposes, including working capital. The Issuer continuously evaluates potential transactions that it believes will be accretive to earnings, enhance shareholder value or are in the best interests of the Issuer. Any funds received may be used by the Issuer for any corporate purposes, which may include the pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of its operations, repayment of existing debt, share repurchases, short term investments or other uses.

See “Risk Factors – Risks Related to the Notes and our Common Shares – We have not identified any specific use of the net proceeds of this offering of the notes” and “Use of Proceeds” in the preliminary prospectus supplement.

Maturity:	May 1, 2023, unless earlier converted, redeemed or repurchased. At maturity, the Issuer will pay the principal amount per note plus accrued and unpaid interest in whole in cash, or in part in cash and in part in common shares, at its election, as described in the preliminary prospectus supplement.

Annual Interest Rate:	4.875%

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Interest Payment Dates and Record Dates:	Interest will accrue from April 23, 2018 or from the most recent date on which interest has been paid or provided for, and will be payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on August 1, 2018, to holders of record at the close of business on the preceding January 15, April 15, July 15 and October 15, respectively.

CUSIP Number:	824689 AG8

ISIN Number:	US824689AG86

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Jefferies LLC
Citigroup Global Markets Inc.

Co-Managers:	BTIG, LLC, DNB Markets, Inc., Seaport Global Securities LLC, ABN AMRO Securities (USA) LLC and ING Financial Markets LLC

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares that will be added to the conversion rate per $1,000 principal amount of notes for each stock price and effective date set forth below in certain circumstances in connection with a “make-whole fundamental change” (as defined in the preliminary prospectus supplement):

					Stock Price
Effective Date	$14.85	$16.00	$17.50	$18.93	$20.00	$25.00	$30.00	$40.00	$50.00	$150.00
April 23, 2018	14.5243	12.8381	11.2383	10.1220	9.4580	7.3704	6.0703	4.4450	3.4578	0.7605
May 1, 2019	14.5243	11.3494	9.6537	8.5462	7.9220	6.1012	5.0177	3.6705	2.8540	0.6313
May 1, 2020	14.5243	10.0044	8.0640	6.8996	6.2970	4.7528	3.9037	2.8528	2.2172	0.4942
May 1, 2021	14.5243	9.8726	6.4754	5.1347	4.5260	3.2940	2.7033	1.9738	1.5330	0.3442
May 1, 2022	14.5243	9.7364	4.9651	3.1722	2.5210	1.7112	1.4053	1.0248	0.7956	0.1799
May 1, 2023	14.5243	9.6843	4.3271	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $150.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $14.85 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

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Notwithstanding the foregoing, in no event will the conversion rate be increased as a result of this section to exceed 67.3400 shares per $1,000 principal amount of notes, subject to adjustment in the same manner, at the same time and for the same events for which the Issuer must adjust the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the common shares.

The Issuer has filed a registration statement, as well as the preliminary prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC that are incorporated by reference into the preliminary prospectus supplement and accompanying prospectus for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offerings will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022 or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at +1 800 831 9146.

This pricing term sheet does not contain a complete description of the notes or the notes offering. It should be read together with the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.

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